                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                                   SCIOS INC.
                                   ----------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   808905103
                                   ---------
                                 (CUSIP Number)


                              Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                            Radford, Virginia 24141
                       Attention:  Marcus E. Smith, Esq.
                                 (540) 633-7971
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                February 2, 2001
                                ----------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
           subject of this Schedule 13D, and is filing this schedule
                because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                         check the following box [  ].

                                     1 of 9

CUSIP NO. 808905103                    13D                     Page 2 of 9 Pages

1                        NAME OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         Randal J. Kirk
----------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE                                            (a)   [X]
                         IF A MEMBER OF A GROUP                                           (b)   [ ]

----------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         PF
----------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
                         PURSUANT TO ITEM 2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
----------------------------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
       NUMBER OF                      0
                       -----------------------------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER
     BENEFICIALLY                     1,000,000
                       -----------------------------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER
    EACH REPORTING                    0
                       -----------------------------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER
                                      1,000,000
----------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,000,000
----------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
                         CERTAIN SHARES
----------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.6%
----------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         IN
----------------------------------------------------------------------------------------------------

CUSIP NO. 808905103                    13D                     Page 3 of 9 Pages

1                        NAME OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         RJK, L.L.C.  I.R.S. Identification No.:  54-1816015
----------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX                                        (a)   [X]
                         IF A MEMBER OF A GROUP                                           (b)   [ ]

----------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         OO - Funds of members of limited liability company
----------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
                         PURSUANT TO ITEM 2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Virginia
----------------------------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
       NUMBER OF                      0
                       -----------------------------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER
     BENEFICIALLY                     481,377
                       -----------------------------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER
    EACH REPORTING                    0
                       -----------------------------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER
                                      481,377
----------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         481,377
----------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES
----------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.2%                                                                   [ ]
----------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         OO - Limited liability company
----------------------------------------------------------------------------------------------------

CUSIP NO. 808905103                    13D                     Page 4 of 9 Pages

1                        NAME OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         Kirkfield, L.L.C.  I.R.S. Identification No.:  54-1725089
----------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX                                        (a)   [X]
                         IF A MEMBER OF A GROUP                                           (b)   [ ]

----------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         OO - Funds of members of limited liability company
----------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Virginia
----------------------------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
       NUMBER OF                      0
                       -----------------------------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER
     BENEFICIALLY                     276,907
                       -----------------------------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER
    EACH REPORTING                    0
                       -----------------------------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER
                                      276,907
----------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         276,907
----------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                         [ ]
----------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.7%
----------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         OO - Limited liability company
----------------------------------------------------------------------------------------------------

CUSIP NO. 808905103                    13D                     Page 5 of 9 Pages

1                        NAME OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         R.J. Kirk Trust under Declaration of Trust dated March 29, 2000
                         I.R.S. Identification No.:  45-0023499
----------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX                                        (a)   [X]
                         IF A MEMBER OF A GROUP                                           (b)   [ ]

----------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         Not applicable
----------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Virginia
----------------------------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
       NUMBER OF                      0
                       -----------------------------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER
     BENEFICIALLY                     241,716
                       -----------------------------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER
    EACH REPORTING                    0
                       -----------------------------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER
                                      241,716
----------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         241,716
----------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
                         CERTAIN SHARES
----------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.6%
----------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         OO - Revocable trust
----------------------------------------------------------------------------------------------------

     This Amendment No. 8 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated July 20, 1999 and filed on July 29, 1999, as amended by Amendment No. 1, dated December 2, 1999 and filed on December 3, 1999, Amendment No. 2, dated December 9, 1999 and filed on December 14, 1999, Amendment No. 3, dated January 13, 2000 and filed on January 14, 2000, Amendment No. 4, dated and filed on January 18, 2000, Amendment No. 5, dated January 20, 2000 and filed on January 24, 2000, Amendment No. 6, dated January 31, 2000 and filed on February 1, 2000, and Amendment No. 7, dated August 22, 2000 and filed on August 29, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and R.J. Kirk Trust under Declaration of Trust dated March 29, 2000, a revocable trust of which Mr. Kirk is the sole trustee ("Kirk Trust" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the beneficial ownership of the Shares by the Reporting Persons.


Item 2.  Identity and Background.
         ------------------------

   The first paragraph of Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "This statement is being filed on behalf of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and R.J. Kirk Trust under Declaration of Trust dated March 29, 2000, a revocable trust of which Mr. Kirk is the trustee ("Kirk Trust" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons")."


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 1,000,000 shares, representing 2.6% of the 39,124,257 shares outstanding as reported by the Issuer on January 19, 2001 in the Issuer's Registration Statement on Form S-3 (the most recent available filing by the Issuer with the Securities and Exchange Commission). RJK directly beneficially owns 481,377 of the shares to which this statement relates, Kirkfield directly beneficially owns 276,907 of the shares to which this statement relates and Kirk Trust directly beneficially owns 241,716 of the shares to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by each of RJK, Kirkfield and Kirk Trust."

                               Page 6 of 9 Pages

   Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from August 29, 2000, the date on which Amendment No. 7 to this statement was originally filed with the Securities and Exchange Commission, through February 6, 2001. Unless otherwise indicated, all such transactions were effected on the Nasdaq National Market.

                                                  Shares Purchased         Average Price
Reporting Person                   Date               (Sold)                 Per Share*
-----------------------------------------------------------------------------------------
Mr. Kirk (Kirk Trust)**            2/2/01             (890,000)                $18.44
Mr. Kirk (Kirk Trust)**            2/2/01             (100,000)                $20.94
Mr. Kirk (Kirk Trust)**            2/2/01              (10,000)                $20.31

*  Price excludes commission.

** Kirk Trust transferred the 1,000,000 shares reported as being sold in this table to Randal J. Kirk (2000) Limited Partnership, a limited partnership directly controlled by Mr. Kirk, on November 9, 2000. The actual entity that sold the shares was Randal J. Kirk (2000) Limited Partnership.

   Item 5(e) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Mr. Kirk, RJK, Kirkfield and Kirk Trust, collectively as a group and each of them individually, ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on February 2, 2001."


Item 7  Material to be Filed as Exhibits.
        ---------------------------------

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 7.1.  Joint Filing Agreement.*

     * Incorporated by reference to Amendment No. 7 to the Statement on Schedule 13D dated August 22, 2000 and filed with the Securities and Exchange Commission on August 29, 2000.


                               Page 7 of 9 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  February 7, 2001       /s/ Randal J. Kirk
                              -------------------
                              Randal J. Kirk


Date:  February 7, 2001       RJK, L.L.C.


                              By:   /s/ Randal J. Kirk
                                   -------------------
                                   Randal J. Kirk
                                   Manager


Date:  February 7, 2001       KIRKFIELD, L.L.C.


                              By:   /s/ Randal J. Kirk
                                   -------------------
                              Randal J. Kirk
                              Manager


Date:  February 7, 2001       R.J. KIRK TRUST UNDER DECLARATION OF TRUST DATED
                              MARCH 29, 2000


                              By:   /s/ Randal J. Kirk
                                   -------------------
                                   Randal J. Kirk
                                   Trustee

                               Page 8 of 9 Pages

                                 EXHIBIT INDEX
                                 -------------



Exhibit Number  Exhibit
--------------  -------

Exhibit 7.1.    Joint Filing Agreement.*

* Incorporated by reference to Amendment No. 7 to the Statement on Schedule 13D dated August 22, 2000 and filed with the Securities and Exchange Commission on August 29, 2000.



                               Page 9 of 9 Pages